SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         AMENDMENT NO. 2
                               to
                          SCHEDULE 13D

                            Under the
                 Securities Exchange Act of 1934


                  COMMONWEALTH INDUSTRIES, INC.

               -----------------------------------

                        (Name of Issuer)


                  Common Stock ($.01 par value)
            ----------------------------------------
                 (Title of Class of Securities)

                           20290410-8
                       ------------------
                         (CUSIP Number)



                     Ronald N. Graves, Esq.
        J.R. Simplot Self-Declaration of Revocable Trust
                         999 Main Street
                       Boise, Idaho  83702
                   Telephone:  (208) 336-2110
              ------------------------------------
       (Names, addresses and telephone numbers of persons
        authorized to receive notices and communications)


                        November 26, 1999
                    ------------------------
                  (Date of event which requires
                    filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     J.R. Simplot/J.R. Simplot Self Declaration of Revocable Trust

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of                7)  Sole Voting Power           1,839,000
Shares
Beneficially             8)  Shared Voting Power                 0
Owned
by Each                  9)  Sole Dispositive Power      1,839,000
Reporting
Person With:             10) Shared Dispositive Power            0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,839,000 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     11.06%

14)  Type of Reporting Person

     IN

     The class of securities to which this Statement relates is the common stock, par value $.01 per share (the "Stock"), of Commonwealth Industries, Inc. (the "Issuer"), whose address is 500 West Jefferson Street, Louisville, Kentucky 40202. This Amendment No. 2 amends the Schedule 13D originally filed on March 1, 1999 on behalf of the J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Trust"), as amended by Amendment No. 1 to Schedule 13D filed on November 12, 1999. The Trust is an inter vivos revocable trust of which Mr. J.R. Simplot ("Mr. Simplot") is the trustee and beneficiary. Mr. Simplot is a U.S. citizen. Mr. Simplot is Chairman Emeritus of, and a consultant to, J.R. Simplot Company, 999 Main Street, Boise, Idaho 83702.

     The purpose of this Amendment is to report additional purchases of Stock by the Trust.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
------------------------------------------------------------

     The Trust purchased the shares of Stock reported in Item 5 with personal funds of the Trust and with funds provided pursuant to customary margin arrangements between the Trust and Merrill
Lynch.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-----------------------------------------------

     (a - b) As of November 30, 1999, the Trust owned 1,839,000 shares of Stock. As trustee of the Trust, Mr. Simplot has the sole power to vote and dispose of such shares.

     Based upon information contained in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission for the year ended September 30, 1999 (the "10-Q"), the shares owned constitute approximately 11.06% of the 16,621,000 shares of Stock outstanding, as reported in the 10-Q.

     (c)  During the 60 days prior to and including November
30,1999, the Trust acquired the shares of Stock described below in open market purchases through ordinary brokerage transactions:


     Purchase            No. of         Price per Share
       Date              Shares         (including commissions)
     ---------           ------         -----------------------

     11/1/99             32,500         $10.793
     11/2/99             35,000         11.035
     11/4/99             23,000         11.875
     11/5/99             17,000         11.875
     11/8/99             5,000          11.875
     11/12/99            2,500          11.875
     11/16/99            7,500          12.500
     11/18/99            63,500         12.562
     11/19/99            40,000         12.593
     11/22/99            10,500         12.833
     11/24/99            25,000         13.000


     11/26/99            20,000         13.000
     11/29/99            15,000         12.937
     11/30/99            32,500         13.000


     (d - e)  Not applicable.


     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.


                              J.R. Simplot Self-Declaration of
                              Revocable Trust



                              By   //s// J.R. Simplot
                              -----------------------------------
                                   J.R. Simplot, as Trustee

Date:  December 2, 1999